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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25                     SEC. FILE NO.:
                                                                         0-26306

                          NOTIFICATION OF LATE FILING
                                                                   CUSIP NUMBER:
                                  (CHECK ONE):                       452921-10-9

     [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
     For Period Ended: June 30, 1997

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: n.a.
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.
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PART I -- REGISTRANT INFORMATION
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     Full Name of Registrant:     IMNET SYSTEMS, INC.

     Former Name if Applicable:

     Address of Principle Executive Office (Street and Number):  3015 Windward
                                                                 Plaza
                                                 Windward Fairways II
City, State and Zip Code:                     Alpharetta, GA 30005
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PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. Yes [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. Yes [X]

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Yes [X]

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PART III -- NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant's independent auditors have not completed their report on the consolidated balance sheets of Registrant and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997, as such auditors have not yet completed their audit procedures. The Registrant's efforts to timely file the complete Form 10-K, inclusive of Item 8 of such Form 10-K, caused the Registrant to file the Form 10-K late. Included at Exhibit 99.2 is the Registrant's press release of today's date relative to such late filing.
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PART IV -- OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification:
                         T. Clark Fitzgerald III, Esq.
                            Arnall Golden & Gregory
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                          Atlanta, Georgia 30309-3450
                                 (404) 873-8622

     (2) Have all other periodic reports required under section 3 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, which is incorporated herein by reference.

IMNET Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          IMNET SYSTEMS, INC.

                                          By: RAYMOND L. BROWN
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                                            Name: Raymond L. Brown
                                            Title: Chief Financial Officer

Date: September 30, 1997

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